UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,887,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,887,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,887,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.4%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,887,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,887,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,887,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.4%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

This Amendment No. 14 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
On July 30, 2009, Safeguard Delaware, Inc. (“SDI”) exercised a warrant dated and granted August 1, 2005, to purchase 50,000 shares of Common Stock at an exercise price of $2.00 per share.
On August 27, 2009, SDI and Safeguard Scientifics (Delaware), Inc. (“SSDI”) sold a total of 16 million shares of Common Stock held by SDI and SSDI in an underwritten public offering, the closing of which transaction occurred on September 1, 2009. The shares were sold pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission.
On September 18, 2009, the underwriters exercised the option to purchase an additional 2.4 million shares of Common Stock from SDI.
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each Reporting Person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV previously filed by the Reporting Persons has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	30,887,294	38.4%
Safeguard Delaware, Inc. (3)(4)(5)	30,887,294	38.4%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 77,737,502 outstanding shares of Common Stock, as reported in the prospectus supplement dated August 27, 2009, filed by the Company pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and an aggregate of 2,753,473 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 28,133,821 shares of Common Stock and warrants to purchase 2,753,473 shares of Common Stock beneficially owned by SDI. Safeguard Scientifics, Inc. (“Safeguard”) is the sole stockholder of SDI. Safeguard and SDI have reported that they have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by SDI.

(3)	Excludes an aggregate of 20,641 shares of Common Stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard as collateral for a loan it provides to a former officer of Safeguard, of which the Reporting Persons disclaim beneficial ownership.

(4)	Includes warrants to purchase 2,753,473 shares of Common Stock beneficially owned by SDI.

(5)	SDI is a wholly owned subsidiary of Safeguard.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 18, 2009	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: September 18, 2009	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President